UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

BANKRATE, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

06646V108

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019

(212) 728-8000

August 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 06646V108

1	Names of Reporting Persons Warburg Pincus X, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 06646V108

1	Names of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 06646V108

1	Names of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Bankrate, Inc., a Florida corporation (the “Company”), to amend the Schedule 13D filed on March 26, 2009 (as amended by this Amendment No. 1, the “Schedule 13D”).  This Amendment No. 1 is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WPPEX”), Warburg Pincus & Co., a New York general partnership, Warburg Pincus LLC, a New York limited liability company, Warburg Pincus Partners, LLC, a New York limited liability company, Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPXP” and together with WPPEX, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership, Warburg Pincus X, LLC, a Delaware limited liability company, Charles R. Kaye and Joseph P. Landy (collectively, the “Warburg Pincus Reporting Persons”) to disclose that the Warburg Pincus Reporting Persons no longer beneficially own more than 5% of the Common Stock.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 4.                    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On July 28, 2009, a subsidiary of funds advised by Apax Partners (“Apax”), BEN Merger Sub, Inc., a Florida corporation, wholly owned by BEN Holdings, Inc., a Delaware corporation, commenced a cash tender offer for the issued and outstanding shares of Common Stock of the Company at a purchase price of $28.50 per share (the “Tender Offer”) pursuant to an Offer to Purchase for Cash All Outstanding Shares of Common Stock of the Company, dated as of July 28, 2009, as amended.

On August 25, 2009, Apax issued a press release announcing the successful completion of the Tender Offer.  The WP X Funds tendered all of the shares of Common Stock owned by them on August 24, 2009.  As a result, the Warburg Pincus Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5.                    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)       As a result of tendering all shares of Common Stock owned by the WP X Funds pursuant to the Tender Offer, the Warburg Pincus Reporting Persons no longer beneficially own any shares of Common Stock.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)       As a result of tendering all shares of Common Stock owned by the WP X Funds pursuant to the Tender Offer, the Warburg Pincus Reporting Persons no longer beneficially own any shares of Common Stock of the Company.  As such, the Warburg Pincus Reporting Persons no longer have any voting or dispositive power over any Common Stock.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)       During the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e)           As a result of tendering all shares of Common Stock owned by the WP X Funds pursuant to the Tender Offer, the Warburg Pincus Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2009	WARBURG PINCUS PRIVATE EQUITY X, L.P.
By: Warburg Pincus X L.P.,
its General Partner

By: Warburg Pincus X LLC,
its General Partner

By: Warburg Pincus Partners, LLC,
its Sole Member

By: Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X L.P.,
its General Partner

By: Warburg Pincus X LLC,
its General Partner

By: Warburg Pincus Partners, LLC,
its Sole Member

By: Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS X, LLC
By: Warburg Pincus Partners, LLC,
its Sole Member

By: Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS X, L.P.
By: Warburg Pincus X LLC,
its General Partner

By: Warburg Pincus Partners, LLC,
its Sole Member

By: Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS PARTNERS, LLC
By: Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated August 25, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: August 25, 2009

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

Dated: August 25, 2009

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney granted by Mr. Kaye in favor of Scott A. Arenare, Timothy J. Curt and Steven G. Schneider, dated as of February 27, 2006, was previously filed with the U.S. Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is incorporated herein by reference.

**  Power of Attorney granted by Mr. Landy in favor of Scott A. Arenare, Timothy J. Curt and Steven G. Schneider, dated as of February 27, 2006, was previously filed with the U.S. Securities and Exchange Commission on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is incorporated herein by reference.